SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2005
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|      Yes               |X|      No


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated November 5, 2005.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's press release dated November 6, 2005.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ELBIT SYSTEMS LTD.
                                            (Registrant)


                                            By: /s/ Ilan Pacholder
                                                --------------------------------
                                            Name:  Ilan Pacholder
                                            Title:  Corporate Secretary

Dated:  November 7, 2005

                                  EXHIBIT INDEX
                                  -------------


    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

    1.                     Press release dated November 5, 2005.
    2.                     Press release dated November 6, 2005.

                                                                       EXHIBIT 1

                        ELBIT SYSTEMS TO DELIVER SKYLARK
                       MINI-UAVS TO THE AUSTRALIAN GROUND
                                 FORCES COMMAND

   SHORT DELIVERY TIME WILL ENABLE RAPID DEPLOYMENT BY THE AUSTRALIAN FORCES

Elbit Systems, Haifa, 5 November 2005 - Elbit Systems Ltd. (NASDAQ:ESLT) reported today that its Skylark mini-UAV has been selected for rapid deployment by the Australian Army. Elbit Systems will deliver 6 systems to the Australian Ground Forces.

The Skylark system includes 3 Air Vehicles, a Ground Control Station and the day and night payloads. The system is carried in two back packs and operated in mission by two soldiers. The 4.5 Kg Air vehicle is exceptionally quiet due to its unique electric propulsion and provides 1.5 hour of autonomous flight, with advanced modes .The Skylark has gimbaled and stabilized payloads for day and night observation. It enables continuous data collection "over the next hill" up to distances of 10 km. .The miniaturized Ground Control Station features enhanced capabilities which draw from the Hermes family heritage.

Last year Elbit Systems was selected by the Israeli Ministry of Defense to supply Skylark mini-UAV systems for the IDF Ground Forces Command. The Skylark systems are delivered to the IDF and are currently in operation . Elbit has already sold the Skylark system to several countries worldwide.

Elbit's ability to offer a short delivery time will enable the Australian forces to rapidly deploy the Skylark UAV systems.

CEO of Elbit Systems UAVs Division, HAIM KELLERMAN, said: "We are proud that the Australian defense forces have chosen Elbit's Skylark UAVs.

Elbit systems various UAVs have already been chosen by the world's leading armed forces, and the current deployment further positions Elbit Systems as a worldwide leader in the UAV market."



ABOUT ELBIT SYSTEMS
-------------------
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS
--------

COMPANY CONTACT                                           IR CONTACTS
Ilan Pacholder, Corporate Secretary and VP                Ehud Helft/Kenny Green
   Finance & Capital Markets
ELBIT SYSTEMS LTD.                                        GK INTERNATIONAL
Tel:  972-4  831-6632                                     Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
---------------------                                     ---------------
                                                          kenny@gk-biz.com
                                                          ----------------

                                                                       EXHIBIT 2

                        ELBIT SYSTEMS' US SUBSIDIARY EFW,
                         AWARDED MARINE CORPS CONTRACT
                             VALUED AT $70 MILLION


Haifa, 6 November 2005 - Elbit Systems Ltd. (NASDAQ:ESLT) reported today that EFW Inc, an Elbit Systems of America company, was awarded a contract from the US Marine Corps Systems Command in response to a compelling and urgent need for an operational capability. The program requires EFW's team to develop, design, integrate, test, produce and install equipment into a variety of USMC vehicles. The value of this order is approximately $70M and will be completed in FY06.

Tim Taylor, President & CEO of Elbit Systems of America stated that "We are honored and pleased to be able to assist in any way possible in order to protect our troops as they continue to prosecute the war on terrorism."

About EFW:

Based in Fort Worth, Texas, EFW Inc., an Elbit Systems of America company, is an established defense electronics supplier specializing in sophisticated hardware and software solutions for upgrade, integration and sustainment programs. EFW provides superior operational solutions for various land and airborne weapon platforms used by the US and allied military forces.

ABOUT ELBIT SYSTEMS
-------------------
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.


CONTACTS
--------

COMPANY CONTACT                                           IR CONTACTS
Ilan Pacholder, Corporate Secretary and VP                Ehud Helft/Kenny Green
   Finance & Capital Markets
ELBIT SYSTEMS LTD.                                        GK INTERNATIONAL
Tel:  972-4  831-6632                                     Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
---------------------                                     ---------------
                                                          kenny@gk-biz.com
                                                          ----------------


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